UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 11, 2021

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Landa App LLC - Series 1394 Oakview Circle LLC membership interests; Landa App LLC - Series 1701 Summerwoods Lane LLC membership interests; Landa App LLC - Series 1741 Park Lane LLC membership interests.

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On October 11, 2021, Gregory Crimmins resigned as Head of Finance of Landa Holdings, Inc. (“Landa Holdings”), the manager of Landa App LLC (the “Company”) and each of the registered series thereunder, to pursue other opportunities. Mr. Crimmins had served as the Principal Financial Officer and Principal Accounting Officer of the Company while in his role as Head of Finance of Landa Holdings. Mr. Crimmins’ resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Item 9. Other Events

Upon Mr. Crimmins’ resignation, Yishai Cohen, Landa Holdings’ President and Chief Executive Officer, assumed the roles of Principal Financial Officer and Principal Accounting Officer of the Company. Mr. Cohen is expected to serve in these roles on an interim basis as Landa Holdings conducts a search to identify a new Principal Financial Officer and Principal Accounting Officer.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2021	LANDA APP LLC

	By:	Landa Holdings, Inc., its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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